Jardines

03 SEP 30 7:21

DAIRY FARM INTERNATIONAL HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2962

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

03032361

16th September 2003

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

PROCESSED
OCT 07 2003
THOMSON FINANCIAL

SUPPL

Dear Sirs

Dairy Farm International Holdings Limited ("DFIH")

In accordance with the requirements under the listing rules of the UK Listing Authority, the UK Listing Authority has today been notified on behalf of DFIH, of which Mr Ronald J Floto is a Director, of the following Director's share transaction:

Name of Director	Nature of Transaction	Date of Transaction	No. of Shares Acquired	Price Per Share
Ronald J Floto	Acquisition of DFIH ordinary shares	16/09/2003	+9,000	US$1.30

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

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